COMMENTS RECEIVED ON APRIL 26, 2010

FROM CHRISTIAN SANDOE

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Freedom 2000 Fund,
Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund,
Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund,
Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund,
Fidelity Freedom 2050 Fund, Fidelity Freedom Income Fund, Fidelity Freedom Index Income Fund,
Fidelity Freedom Index 2000 Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund,
Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund,
Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund,
Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom K Income Fund,
Fidelity Freedom K 2000 Fund, Fidelity Freedom K 2005 Fund, Fidelity Freedom K 2010 Fund,
Fidelity Freedom K 2015 Fund, Fidelity Freedom K 2020 Fund, Fidelity Freedom K 2025 Fund,
Fidelity Freedom K 2030 Fund, Fidelity Freedom K 2035 Fund, Fidelity Freedom K 2040 Fund,
Fidelity Freedom K 2045 Fund, Fidelity Freedom K 2050 Fund

POST-EFFECTIVE AMENDMENT NO. 49

FIDELITY COLCHESTER STREET TRUST (File Nos. 002-74808 and 811-03320)

Government Portfolio, Money Market Portfolio, Prime Money Market Portfolio, Tax-Exempt Portfolio,
Treasury Portfolio, Treasury Only Portfolio

POST-EFFECTIVE AMENDMENT NO. 59

FIDELITY MAGELLAN FUND (File Nos. 002-21461 and 811-01193)

Fidelity Magellan Fund

POST-EFFECTIVE AMENDMENT NO. 61

1. All funds

"Fund Summary" (prospectuses)

C: The Staff requests confirmation that all Form related comments, which have been previously agreed upon, will be incorporated into these prospectuses.

R: We confirm that the applicable changes have or will be incorporated. See also response #3.

2. Fidelity Magellan Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we include the market capitalization strategy for the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

3. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Sample from Fidelity Magellan Fund)
"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA and Keogh accounts, and Non-Fidelity Prototype Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requested that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: The changes to this section previously agreed upon were reflected in the 485(a) filings made on March 10, 2010 for the funds. Note, however, for funds that may calculate NAV at times other than 4pm, we have retained disclosure regarding NAV calculation.

4. All funds

"Fund Summary" (prospectuses)

"Payments to Financial Intermediaries"

"Payments to Financial Intermediaries"

C: The Staff requests we modify the heading to include a reference to broker-dealers for any funds which they can be sold through.

R: As reflected in the 485(a) filings made on March 10, 2010 for the funds, funds that mention broker-dealers in the disclosure that follows the heading contain a reference to broker-dealers in the heading, as requested.

5. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17, directorships held during the past five years are disclosed.

6. All funds

"Trustees and Officers" (SAIs)

"+ The information above includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, which led to the conclusion that each Trustee should serve as a Trustee for the fund."

C: The Staff asserts the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: As required by Item 17(b)(10), the current disclosure in "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure to which the footnote cited by the Staff is anchored, we also call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, as well as the disclosure that states that the Board "takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure."

7. Government Portfolio, Money Market Portfolio, Prime Money Market Portfolio

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"Fidelity normally calculates Class I's NAV each business day as of 4:00 p.m. Eastern time and, when the New York Fed and principal bond markets are open, as of 5:00 p.m. Eastern time."

C: The Staff would like us to clarify that there are two pricing times for the funds.

R: We believe the disclosure is clear as written. In addition, we call the Staff's attention to the following additional disclosure in the "Valuing Shares" section: "[The][Each] fund's assets normally are valued as of these times for the purpose of computing [the][each] class's NAV." Accordingly, we have not modified disclosure.

8. Government Portfolio, Money Market Portfolio, Prime Money Market Portfolio

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"Fidelity normally calculates Class I's NAV each business day as of 4:00 p.m. Eastern time and, when the New York Fed and principal bond markets are open, as of 5:00 p.m. Eastern time."

C: The Staff would like us to identify each day the fund is open when the NYSE is closed.

R: We call the Staff's attention to the following disclosure in the paragraph that precedes the disclosure at issue: "The fund is open for business each day the New York Stock Exchange (NYSE) is open. Even if the NYSE is closed, the fund will be open for business on those days on which the Federal Reserve Bank of New York (New York Fed) is open, the primary trading markets for the fund's portfolio instruments are open, and the fund's management believes there is an adequate market to meet purchase and redemption requests." We believe this disclosure is consistent with the instructions to Item 11(a)(3), which provide that "a Fund may use a list of specific days or any other means that effectively communicates" when shares will not be priced. We believe the disclosure as written effectively communicates when shares will and will not be priced. Accordingly, we have not modified disclosure.

9. Government Portfolio, Money Market Portfolio, Prime Money Market Portfolio

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"Fidelity normally calculates Class I's NAV each business day as of 4:00 p.m. Eastern time and, when the New York Fed and principal bond markets are open, as of 5:00 p.m. Eastern time."

C: The Staff questions why this disclosure is included for money market funds.

R: Each fund accepts trades until 5 p.m. The funds have a second NAV calculation time to support their later trading deadline.

10. Government Portfolio, Money Market Portfolio, Prime Money Market Portfolio, Tax-Exempt Portfolio, Treasury Portfolio, Treasury Only Portfolio

"Shareholder Information" (prospectuses)

"Additional Information about the Purchase and Sale of Shares"

"A fund may in its discretion restrict, reject, or cancel any purchases or exchanges that, in FMR's opinion, may be disruptive to the management of that fund or otherwise not be in the fund's interests."

C: The Staff notes that according to Section 22(e) of the Investment Company Act of 1940, the right of redemption cannot be suspended. Since an exchange involves both a redemption and a purchase, the Staff requests that we clarify.

R: Fidelity offers the privilege of exchanging shares of a fund for shares of other Fidelity funds, as more fully disclosed in the "Exchanging Shares" section of the prospectuses. In that section, we disclose, "[a]n exchange involves the redemption of all or a portion of the shares of one fund and the purchase of shares of another fund." (Emphasis added.) Further, we disclose that "[e]ach fund may terminate or modify exchange privileges in the future." The funds will always process the redemption part of an exchange but may choose not to honor the subsequent purchase transaction in another fund.

11. Government Portfolio, Money Market Portfolio, Prime Money Market Portfolio, Tax-Exempt Portfolio, Treasury Portfolio, Treasury Only Portfolio

"Shareholder Information" (prospectuses)

"Additional Information about the Purchase and Sale of Shares"

"A fund may in its discretion restrict, reject, or cancel any purchases or exchanges that, in FMR's opinion, may be disruptive to the management of that fund or otherwise not be in the fund's interests."

C: The Staff requests additional information regarding the circumstances under which a fund may restrict, reject, or cancel a purchase or exchange order.

R: We call the Staff's attention to disclosure under the headings "Additional Information about the Purchase and Sale of Shares" and "Exchanging Shares" in the "Shareholder Information" section of the prospectus, which includes disclosure on the effect of anti-money laundering regulations, excessive trading, and non-payment on purchase and/or exchange requests.

12. Fidelity Advisor Freedom Income Fund

"Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks high total return with a secondary objective of principal preservation."

C: The Staff notes that the fund's objective should include income.

R: We believe the fund's objective is appropriate and consistent with its name given the different types of underlying funds in which it invests. While the fund's allocation emphasizes underlying bond and short-term funds with income-oriented objectives (approximately 80%), we note that the fund also invests in underlying equity funds (approximately 20%).

13. Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom Income Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Fidelity Advisor Freedom Income Fund)

Shareholder fees (fees paid directly from your investment)

Class A

Class T

Class B

Class C

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	5.00%B	1.00%C

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) that declines over 2 years from 1.00% to 0%. Such Class T purchases may be subject, upon redemption, to a CDSC of 0.25% if redeemed less than one year after purchase.

B Declines over 6 years from 5.00% to 0%.

C On Class C shares redeemed less than one year after purchase.

C: The Staff would like footnotes A, B, and C to be combined and moved to after the tables.

R: As we have previously discussed with the Staff, we believe that the information included under the subheading "Shareholder Fees" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under the subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

14. Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Freedom Income Fund, Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2000 Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom K Income Fund, Fidelity Freedom K 2000 Fund, Fidelity Freedom K 2005 Fund, Fidelity Freedom K 2010 Fund, Fidelity Freedom K 2015 Fund, Fidelity Freedom K 2020 Fund, Fidelity Freedom K 2025 Fund, Fidelity Freedom K 2030 Fund, Fidelity Freedom K 2035 Fund, Fidelity Freedom K 2040 Fund, Fidelity Freedom K 2045 Fund, Fidelity Freedom K 2050 Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization strategy of the underlying equity funds and the credit quality of the underlying fixed-income funds.

R: The Freedom Funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization or in securities of a specific average credit quality. Accordingly, we have not modified disclosure. We note, however, that for any underlying fund with such a principal investment strategy, related disclosure is located in the "Investment Details" section under the heading, "Description of Underlying Fidelity Funds."

15. Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom Income Fund

"Performance" (prospectuses)

"Average Annual Returns"

(Example from Fidelity Advisor Freedom Income Fund)

For the periods ended December 31, 2009	Past 1 year	Past 5 years	Life of classA
Fidelity Advisor Freedom Income Fund
Class A - Return Before Taxes	%	%	%
Return After Taxes on Distributions	%	%	%
Return After Taxes on Distributions and Sale of Fund Shares	%	%	%
Class T - Return Before Taxes	%	%	%
Class B - Return Before Taxes	%	%	%
Class C - Return Before Taxes	%	%	%
Barclays Capital U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)%		%	%
Fidelity Freedom Income Composite IndexB (reflects no deduction for fees, expenses, or taxes)%		%	%

A From July 24, 2003.

C: The Staff requests that footnote A be deleted and that the information in footnote A be disclosed in the table header.

R: We are not inclined to remove footnote A as doing so would not be workable in multi-class documents where classes have different commencement dates and/or in documents disclosing index performance with different inception dates.

16. Fidelity Advisor Freedom Income Fund, Fidelity Freedom Income Fund

"Performance" (prospectuses)

"Average Annual Returns"

(Example from Fidelity Advisor Freedom Income Fund)

For the periods ended December 31, 2009	Past 1 year	Past 5 years	Life of classA
Fidelity Advisor Freedom Income Fund
Class A - Return Before Taxes	%	%	%
Return After Taxes on Distributions	%	%	%
Return After Taxes on Distributions and Sale of Fund Shares	%	%	%
Class T - Return Before Taxes	%	%	%
Class B - Return Before Taxes	%	%	%
Class C - Return Before Taxes	%	%	%
Barclays Capital U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)%		%	%
Fidelity Freedom Income Composite IndexB (reflects no deduction for fees, expenses, or taxes)%		%	%

A From July 24, 2003.

B From July 1, 2005 to September 30, 2009, the Composite Index included a high yield index.

C: The Staff requests that footnote B should be deleted.

R: We will make the requested change.

17. Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Freedom Income Fund, Fidelity Freedom K 2000 Fund, Fidelity Freedom K 2005 Fund, Fidelity Freedom K 2010 Fund, Fidelity Freedom K 2015 Fund, Fidelity Freedom K 2020 Fund, Fidelity Freedom K 2025 Fund, Fidelity Freedom K 2030 Fund, Fidelity Freedom K 2035 Fund, Fidelity Freedom K 2040 Fund, Fidelity Freedom K 2045 Fund, Fidelity Freedom K 2050 Fund, Fidelity Freedom K Income Fund

"Cover" (prospectuses)

C: The Staff would like us to clarify that Fidelity Freedom K Funds are separate from Fidelity Freedom Funds.

R: Fidelity Freedom K Funds are separate series from Fidelity Freedom Funds. Since nothing in either prospectus suggests that any Fidelity Freedom Fund is a multiple class fund, one class of which is a Fidelity Freedom K Fund, we see no potential for confusion. We note that the funds are identified (under the heading "fund") as single series funds on each prospectus cover. Further, we note that any perceived potential for confusion is minimized by the fact that the funds are not available on the same Fidelity web site. Accordingly, we have not added disclosure.

18. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.